Exhibit 99.1

Agencia Comercial Spirits Ltd Announces Changes to the Board of Directors and Senior Management

Taichung City, Taiwan, March 16, 2026 – Agencia Comercial Spirits Ltd (the “Company” or “Agencia”) (NASDAQ: AGCC), a Taiwan-based specialized importer and distributor of high-quality whiskies in Taiwan and international markets, today announced the following changes to the Board of Directors and senior management.

Resignation of existing Executive Director and Chief Financial Officer of the Company

On February 25, 2026, Mr. WONG Man Ue, Nick (“Mr. Nick Wong”) tendered his resignation as Executive Director and Chief Financial Officer of the Company, effective February 28, 2026. Mr. Nick Wong confirmed that his decision to resign was for personal reasons and did not arise or result from any disagreement with the Board or the Company. Mr. Nick Wong further confirmed that he has no claim or potential claim of any kind against the Company, any of its subsidiaries, or any of the respective directors, officers, employees, or agents. The Company thanks Mr. Nick Wong for his service and contributions during his tenure and wishes him every success in his future endeavours.

Resignation of existing Independent Director

On March 5, 2026, Mr. Patrick Man Shun WONG (“Mr. Patrick Wong”) tendered his resignation as an Independent Director of the Company, effective immediately. As a result, he also stepped down from his positions as Chairperson of the Audit Committee, member of the Compensation Committee, and member of the Nominating and Corporate Governance Committee. Mr. Patrick Wong confirmed that his decision to resign was for personal reasons and did not arise or result from any disagreement with the Board or the Company. Mr. Patrick Wong further confirmed that he has no claim or potential claim of any kind against the Company, any of its subsidiaries, or any of the respective directors, officers, employees, or agents. The Company expresses its sincere appreciation to Mr. Patrick Wong for his leadership and valuable guidance, including his service as Chairperson of the Audit Committee, and wishes him all the best in his future endeavours.

Appointment of new Executive Director and Chief Financial Officer of the Company

To fill in the vacancy created by the resignation of Mr. Nick Wong as Executive Director and Chief Financial Officer of the Company, on February 25, 2026, the Nominating and Corporate Governance Committee of the Board recommended, and the Board appointed, Mr. LIU Shihao to serve as the new Executive Director and Chief Financial Officer of the Company, effective March 1, 2026. The Company welcomes Mr. Liu to the Board and senior management team. The Board believes that Mr. Liu’s experience in financial leadership and executive management will support the Company’s continued growth, financial oversight and strategic execution.

Appointment of new Independent Director

To fill in the vacancy arising from Mr. Patrick Wong’s resignation, on March 5, 2026, the Nominating and Corporate Governance Committee of the Board recommended, and the Board appointed, Mr. LI Cheuk Hang to serve as the new Independent Director of the Company, and as the Chairperson of the Audit Committee, a member of the Compensation Committee, and a member of the Nominating and Corporate Governance Committee of the Company, with effect from March 5, 2026. The Company welcomes Mr. Li to the Board. The Board believes that Mr. Li’s experience and professionalism in financial leadership and his broad financial insight across multiple industries will enhance the Board’s oversight capabilities and support the Company’s long-term development.

In addition to its existing whisky business, the Company is evaluating opportunities to expand its business scope, including potential diversification into AI computing infrastructure and data center related opportunities. The Company believes the collective experience and professionalism of Mr. Liu and Mr. Li will be valuable as the Company evaluates and pursues such strategic initiatives, subject to market conditions, internal assessment and applicable approvals.

About LIU Shihao

Mr. LIU Shihao, age 31, has extensive experience in financial leadership and executive management across multiple industries. Prior to his appointment as Executive Director and Chief Financial Officer of the Company, he served as Executive Director at Cornerstone Financial Holdings Limited, a company listed on The Stock Exchange of Hong Kong, from September 2023 to February 2026. Previously, he served as Chief Financial Officer at Hong Kong Mars Culture Media Limited from July 2023 to July 2025, Executive Director at Windmill Group Limited, a company listed on The Stock Exchange of Hong Kong, from November 2021 to July 2023, and Executive Director at DeTai New Energy Group Limited, a company listed on The Stock Exchange of Hong Kong, from August 2021 to March 2022. Mr. Liu obtained his bachelor’s degree in mechatronic engineering from Chongqing University in the People’s Republic of China, and his Master’s degree in Finance from City University of Hong Kong.

About LI Cheuk Hang

Mr. Li Cheuk Hang, aged 36, is a member of the Hong Kong Institute of Certified Public Accountants and holds a Bachelor of Business Administration (Honours) in Accountancy from City University of Hong Kong. Mr. Li has substantial experience in accounting, auditing, financial management and corporate compliance. Since August 2017, Mr. Li has served as Financial Controller of HKUE Limited, where he has overseen a broad range of finance and corporate functions, including financial reporting, budgeting, treasury management, internal control systems, regulatory compliance and strategic corporate matters. In this role, he has developed substantial experience in financial oversight, operational discipline and corporate governance, which are particularly relevant to growth-oriented businesses. Prior to that, Mr. Li served as Financial Controller of Tophit Limited from January 2016 to July 2017. From 2011 to 2016, Mr. Li worked at Ernst & Young and BDO Limited between 2011 and 2016, gaining extensive audit and assurance experience across listed companies, private enterprises and multinational corporations in various sectors. He has also contributed to listing-related assignments and has developed notable familiarity with financial reporting standards and regulatory compliance matters, including exposure to U.S. GAAP and U.S. regulatory requirements.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Taiwan-based specialized importer and distributor of high-quality whiskies, including both bottled and cask whiskies, in Taiwan and international markets. The Company is dedicated to delivering a diverse range of high-quality whisky products that cater to the discerning tastes of its customers. Its product portfolio is designed to meet evolving market demand, leveraging extensive industry experience and strategic collaborations.

The Company primarily operates within the whisky industry through three distinct business areas: (i) procurement and distribution of bottled whisky, (ii) procurement and distribution of raw cask whisky, and (iii) cask-to-bottle and distribution business, which involves brand-authorized whisky bottling, packaging and sales. Each segment plays a vital role in the overall strategy, allowing the Company to address diverse consumer preferences and market demands.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement.

The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Agencia Comercial Spirits Ltd
No. 23-1, Shenzun Rd., Shengang Dist., Taichung City 429014, Taiwan (R.O.C.)
Phone: +886-4-22540373
Email: Victsai@agcctw.com